Chief Financial Officer

February 2nd, 2009

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear  Mr. Schwall:

Thank you for your letter dated December 31, 2008 in response to our letter dated December 1, 2008, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s December 31, 2008 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1494 or fax: 011-34-90-255-5076; or Manuel Arranz or Javier Ares at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Fernando Ramírez Mazarredo
Fernando Ramírez Mazarredo
Chief Financial Officer

Paseo de la Castellana, 278·280
28046 Madrid, Spain

Tel. +34 917 531 494
Fax +34 902 555 076
framirez@repsol.com

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1.
Your response one to our November 5, 2008 letter states that about 10% (233 million barrels of oil equivalent) of your claimed proved reserves are owned by host governments as royalty volumes. Apparently, you rely on the fact that the host government receives its share of production in cash rather than in kind for this position. It is the Staff's position that the host government owns its share of production and reserves, regardless of the mode of payment it receives. That share cannot be included in your net proved reserves, as described in paragraph 10, FAS 69 “"Net" quantities shall not include reserves relating to interests of others in properties owned by the enterprise.” Please explain to us how you will comply with FAS 69. Address the effect of this change to your proved reserves on your depletion calculations.

As discussed in our December 1, 2008 letter, with respect to certain reserves in foreign countries where we take legal title of the oil, the royalty and/or taxes can be paid in-cash and the government has formally elected to receive payment in cash, Repsol YPF’s share of production and proved reserves are reported including volumes relating to these cash royalty payments. We would highlight to the Staff that in these cases Repsol YPF maintains legal title to the oil at all times. Furthermore, we supplementally advise the Staff that Repsol YPF is free to lift, market and sell these volumes as it deems appropriate to derive their full benefit. Repsol YPF is also responsible for any damages or risks associated with these operations. Under these circumstances, we do not believe that such right to receive a cash royalty in respect of such volumes constitutes an interest in the property for purposes of the last sentence of paragraph 10 of FAS 69.

We further advise the Staff that we believe that the criteria we use to disclose our proved reserves is consistent with the instruction with respect to the presentation of “net production” set forth in SEC Industry Guide 2, paragraph 3.B and Appendix A to Item 2(b): Oil and Gas of Form 20-F. According to such instruction: “Generally, net production should include only production that is owned by the registrant and produced to its interest, less royalties and production due others. However, in special situations (e.g., foreign production) net production before royalties may be provided if more appropriate. If “net before royalties” production figures are furnished, the change from the usage of “net production” should be noted”. We note that the Commission’s Final Rule “Modernization of Oil and Gas Reporting” (to be effective on January 1, 2010)

will codify this instruction in Instruction 1 to Item 1204 of Regulation S-K. While we recognize such instruction refers only to net production, we believe that in the special situations where net production before royalties is permitted, such instruction should also be applied to the reporting of reserves volumes so that both net production and reserves volumes are reported on the same basis. If this were not the case, it would be possible for annual net production before royalties to exceed previously reported reserves volumes. We believe that reporting such volumes on the same basis is a more appropriate presentation of such information, and we have reported such volumes on such basis historically, as previously advised the Staff in our letter dated November 6, 2006 letter (Response to Staff Comment 48).

We supplementally advise the Staff that Repsol YPF’s revenues related to royalties paid in cash were 1.17% and 1.22% of total consolidated revenue in 2007 and 2006, respectively.

We acknowledge the Staff’s comment and supplementally affirm to the Staff that in future filings we will provide disclosure regarding the amount of barrels of oil equivalent included in our estimated net proved reserves as to which cash royalties are payable, as well as disclosure regarding the levels of net production which relate to such volumes. We believe that by providing such disclosure to investors they will have adequate information regarding the extent of volumes included in our net proved reserves and net production amounts as to which cash royalties are payable.

We further advise the Staff that we have not included revised depletion calculations herein given our belief that the right to receive cash in respect of such volumes as described herein does not constitute an interest in the property for purposes of the last sentence of paragraph 10 of FAS 69.